LORD ABBETT SECURITIES TRUST
90 Hudson Street
Jersey City, NJ 07302

January 18, 2013

VIA EDGAR

Ms. Kimberly A. Browning
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Lord Abbett Securities Trust (the “Trust”)
File Nos. 333-185183 and 811-07538

Dear Ms. Browning:

          Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “1933 Act”), the Trust and its principal underwriter, Lord Abbett Distributor LLC (the “Distributor”), hereby request that the Securities and Exchange Commission (the “Commission”) accelerate to 9:00 a.m. Eastern time on January 18, 2013 or as soon as practicable thereafter the effective date of each of: (1) the Trust’s Registration Statement on Form N-14, which was filed with the Commission on November 29, 2012 pursuant to Rule 488 under the 1933 Act (the “Registration Statement”); and (2) Pre-Effective Amendment No. 2 to the Registration Statement, which was filed with the Commission today.

          As discussed during a January 17, 2013 telephone conversation between you and Brooke A. Fapohunda, Assistant General Counsel of Lord, Abbett & Co. LLC, any assistance you can provide in meeting this acceleration request would be greatly appreciated so that the Trust may timely commence the offering described in the Registration Statement.

Respectfully submitted,

Lord Abbett Securities Trust

By:	/s/ Thomas R. Phillips

Name:	Thomas R. Phillips

Title:	Vice President and Assistant Secretary

Lord Abbett Distributor LLC
By:	Lord, Abbett & Co. LLC,
its Managing Member

By:	/s/ Lawrence H. Kaplan

Name:	Lawrence H. Kaplan

Title:	Member